

July 17, 2013

Via E-mail
Mr. Michael G. Moore
Chief Financial Officer
Gulfport Energy Corporation
14313 North May Avenue, Suite 100
Oklahoma City, Oklahoma 73134

> **Re:** **Gulfport Energy Corporation**
> **Form 10-K for the Fiscal Year ended December 31, 2012**
> **Filed March 1, 2013**
> **File No. 0-19514**

Dear Mr. Moore:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Properties, page 43

Proved Oil and Natural Gas Reserves, page 43

1.   Item 1202(a)(6) of Regulation S-K requires that a registrant who is disclosing material additions to its reserves estimates provide a general discussion of the technologies used to establish the appropriate level of certainty for reserves estimates from material properties included in the total reserves disclosed. Please amend your document to comply with that Item.

Proved Undeveloped Reserves (PUDs), page 45

2.   You developed approximately 73 MBOE PUD reserves with the expenditure of $18
        million for a unit cost of $247/BOE. If our calculations are correct, please explain to us
        the causes for this apparently high cost.

3.   We note your statement, "All PUD drilling locations are scheduled to be drilled prior to
        the end of 2016." Please tell us the volume figures, if any, for your current PUD reserves
        that are scheduled for drilling more than five years after initial booking.

Notes to Consolidated Financial Statements, page F-9

Note 18 – Supplemental Information on Oil and Gas Exploration and Production Activities, page
F-35

4.   Please expand your disclosure to provide supplemental information on oil and gas
        activities for your equity method investees to comply with the guidance in FASB ASC
        paragraphs 932-235-50-8 to 50-35A.

Oil and Gas Reserves (Unaudited), page F-37

5.   FASB ASC Paragraph 932-235-50-5 requires "appropriate explanation of significant
        changes" for line items in the reconciliation of your disclosed proved reserves. Please
        amend your document to explain the details/circumstances of "extensions and
        discoveries" during 2102.

Changes in Standardized Measure of Discounted Future Net Cash Flows…, page F-38

6.   FASB ASC Subparagraph 932-235-50-35(g) specifies the inclusion of "[p]reviously
        estimated development costs incurred during the period" in the determination of annual
        changes to the standardized measure. Please amend your document to comply with ASC
        932.

Exhibit 99.1, page 3

7.   We note the statement, "[t]he technical persons responsible for preparing the estimates
        presented herein meet the requirements regarding qualifications, independence,
        objectivity, and confidentiality set forth in the SPE Standards." Item 1202(a)(7) of
        Regulation S-K requires the disclosure of "… the qualifications of the technical person
        primarily responsible for overseeing the preparation of the reserves estimates and, if the
        registrant represents that a third party conducted a reserves audit, disclose the
        qualifications of the technical person primarily responsible for overseeing such reserves
        audit." Please file a third party report that discloses these qualifications, rather than cites
        a reference.

Michael G. Moore
Gulfport Energy Corporation
July 17, 2013
Page 3

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ronald Winfrey at (202) 551-3704 with questions about engineering comments. Please contact me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director